SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                        THE ZIEGLER COMPANIES, INC.
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $1.00
                      (Title of Class of Securities)

                               5021600-10-4
                              (CUSIP Number)

                             Gerald J. Gagner
                     800 West State Street, Suite 103
                      Doylestown, Pennsylvania  18901
                              (215) 297-0455
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             February 7, 1996
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.  [  ]

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class. See Rule 13d-7.)

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   Names of Reporting Persons,          New West Investors, L.P.
      S.S. or I.R.S. Identification
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [X]
      a Member of a Group (See                       (b) [ ]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  WC, OO
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-              Pennsylvania
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power       123,700
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive        123,700
                              Power

(11)  Aggregate Amount Beneficially                     123,700
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                       [  ]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         5.1%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          PN
      Instructions)

(1)   Names of Reporting Persons,                  Gerald J. Gagner
      S.S. or I.R.S. Identification
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [X]
      a Member of a Group (See                       (b) [ ]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                       USA
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power       123,700
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive        123,700
                              Power

(11)  Aggregate Amount Beneficially                     123,700
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                       [  ]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                        5.1%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                        IN
      Instructions)

    This Schedule 13D is reporting matters with respect to the group consisting of New West Investors, L.P., a Pennsylvania limited partnership ("New West"), and Gerald J. Gagner, an individual ("Gagner"), who is the general partner of New West.

Item 1.  Security and Issuer.

         This statement relates to the shares of common stock, par value $1.00 per share (the "Common Stock") of The Ziegler Companies, Inc., a Wisconsin corporation (the "Issuer"), which has its principal executive offices at 215 North Main Street, West Bend, Wisconsin 53095.

Item 2.  Identity and Background.

         New West Investors, L.P.

         (a) New West Investors, L.P. is a Pennsylvania limited partnership.

         (b) The address of New West's principal business and its principal office is 800 West State
              Street, Suite 103, Doylestown, Pennsylvania
              18901.

         (c)  New West's principal business is investments.

         (d) Since its inception in 1995, New West has not been convicted in any criminal proceeding.

         (e) Since its inception in 1995, New West has not been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction as a result of which New West is, or was, subject to a judgment, decree or final order enjoining future relations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         Gerald J. Gagner

         (a) Gerald J. Gagner is an individual, and the sole general partner of New West.

         (b)  The business address of Gagner is 800 West
              State Street, Suite 103, Doylestown,
              Pennsylvania 18901.

         (c) Gagner is retired and is an investor as his principal occupation.

         (d) During the past five (5) years, Gagner has not been convicted in any criminal proceeding.

         (e) During the last five (5) years, Gagner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Gagner is, or was subject, to a judgment, decree or final order enjoining future relations of, or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The amount of funds required by New West to purchase the 123,700 shares of the Common Stock of the Issuer was $2,030,187. Of these funds, $1,515,393 was provided by New West from its working capital available for investment and $514,794 of these funds was borrowed by New West pursuant to a margin account with Brown & Company Securities Corporation. All of the foregoing shares of Common Stock were acquired through open market purchases.

Item 4.  Purpose of Transaction.

         The parties filing hereunder (collectively, the "New West Group") purchased their shares of Common Stock of the Issuer for investment purposes only. The members of the New West Group intend to review their respective investments in the Common Stock of the Issuer on a continuing basis, taking into consideration, inter alia, the Issuer's current policies with respect to enhancing shareholder value, the Issuer's business affairs and financial condition, the price level of the shares of Common Stock of the Issuer, the conditions in the securities market and general economic and industry conditions.

         Based upon the foregoing factors, a reporting person may, from time to time, purchase additional shares of Common Stock of the Issuer or may, from time to time, dispose of all, or a portion of, the shares of Common Stock that is now beneficially owned by a reporting person or may hereafter be acquired by a reporting person. In the future, the foregoing actions may be taken by the members of the New West Group, individually, and/or together and/or with others.

Item 5.  Interest in Securities of the Issuer.

         The aggregate percentage of shares of Common Stock reported as beneficially owned by each person herein is based upon 2,435,869 shares of Common Stock outstanding, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ending
         September 30, 1995.

         (a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

         Person                    Amount                Percent
         ______                    _______               _______
     New West Investors, L.P.      123,700(1)              5.1%

     Gerald J. Gagner              123,700(1)              5.1%

    ____________________

    (1) These shares are owned of record by New West. Gagner is the sole general partner of New West with voting and dispositive control over the securities held in New West's investment portfolio. As a result, Gagner may be considered to beneficially own the shares of Common Stock of the Issuer that are owned of record by New West. None of the limited partners of New West has any voting or dispositive control over such securities.

         (b) The following table sets forth, for each person and entity identified under paragraph (a), the number of shares of Common Stock of the Issuer as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

                                 Sole Voting and     Shared Voting
                                    Power of          and Power of
    Person or Entity               Disposition        Disposition
     New West Investors, L.P.        None                123,700(1)

     Gerald J. Gagner                None                123,700(1)
    ____________________

    (1)  See footnote (1) under paragraph (a) of this Item 5.

         (c) During the past sixty (60) days from the date of this Schedule 13D, the following transactions were effected in the Common Stock by a reporting person named in response to Paragraph (a) of this Item 5:

Transactions by New West:

                              Number       Price,       Type
                             of Shares   Excluding       of
 Date         Security        Acquired   Commission  Transaction
12-13-95   Common Stock          500       16.75        AMEX
12-14-95   Common Stock          500       16.75        AMEX
12-18-95   Common Stock          500       16.75        AMEX
12-19-95   Common Stock          500       16.75        AMEX
12-20-95   Common Stock          500       16.75        AMEX
12-20-95   Common Stock          100       16.625       AMEX
12-26-95   Common Stock          500       16.75        AMEX
12-27-95   Common Stock          500       16.75        AMEX
12-28-95   Common Stock          500       16.75        AMEX
12-29-95   Common Stock          500       16.75        AMEX
01-05-96   Common Stock          500       16.75        AMEX
01-09-96   Common Stock          500       16.625       AMEX
01-11-96   Common Stock        1,000       16.625       AMEX
01-12-96   Common Stock        1,000       16.625       AMEX
01-19-96   Common Stock        1,000       16.75        AMEX
01-22-96   Common Stock          500       18.75        AMEX
01-30-96   Common Stock        1,800       18.75        AMEX
01-31-96   Common Stock          400       18.75        AMEX
02-07-96   Common Stock          600       18.625       AMEX
02-07-96   Common Stock        1,000       18.875       AMEX

Transactions by Gagner:  None

         (d)  See Item 6, below.

         (e)  Not applicable.

Item 6.  Contracts, Agreements, Underwritings or Relationships
         With Respect to Securities of the Issuer.

    Under the Cash and Margin Agreement with Brown & Company Securities Corporation ("Brown"), New West has granted Brown a general lien for the discharge of all obligations of New West to BROWN in all Common Stock of the Issuer which BROWN may at any time be carrying for New West or for any account in which New West has an interest or which may at any time be in BROWN's possession for any purpose. The terms of the Cash and Margin Agreement provide that BROWN is authorized, in its discretion, should BROWN for any reason whatsoever deem it necessary for BROWN's protection, to sell any or all of the Common Stock of the Issuer which may be in BROWN's possession or which BROWN may be carrying for New West. The complete terms of the agreement are set forth in the Cash and Margin Agreement attached as Exhibit 2 to this Schedule 13D.

Item 7.  Materials to be Filed as Exhibits.

1.  Agreement of the reporting persons as to joint filing of this
    Schedule 13D.

2. Cash and Margin Agreement between New West Investors, L.P. and Brown & Company Securities Corporation.

                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   February 9, 1996.

                              /s/ Gerald J. Gagner
                          ________________________________
                          Gerald J. Gagner

                          NEW WEST INVESTORS, L.P.



                          By   /s/ Gerald J. Gagner
                            _________________________________
                            Gerald J. Gagner, General Partner
MBEN:\G-J\GAGNER\ZIEGLER.13D